Exhibit 99.1

Southland Holdings and Legato Merger Corp. II Announce Merger

Legato II enters into Merger Agreement with Leading Provider of Specialized Infrastructure Construction Services

NEW YORK, NY and GRAPEVINE, TX , May 25, 2022 (GLOBE NEWSWIRE) -- Privately held Southland Holdings, LLC (“Southland”), and Legato Merger Corp. II (NASDAQ: LGTO, LGTOU and LGTOW) (“Legato II”), a special purpose acquisition company, today jointly announced that they have signed a definitive agreement for a business combination transaction (the “Business Combination”), which would result in Southland becoming a direct wholly-owned subsidiary of Legato II.

As a wholly-owned subsidiary of Legato II, Southland will continue to execute its growth strategies under the leadership of Southland’s current management. Legato II’s Board of Directors will include five directors designated by Southland and two directors designated by Legato II. Brian Pratt, Legato II’s current Chairman and former Chairman and CEO of Primoris Service Corporation, will continue to serve as Chairman of Legato II. It is expected that at the time of the Business Combination, Legato II will change its name to “Southland Holdings, Inc.”

“In a period of unprecedented need for infrastructure spending, this transaction would provide Southland with the necessary resources to accelerate future growth and take advantage of the significant opportunities ahead of us. Our position and in-house capabilities securely place Southland in an optimal position to build critical infrastructure projects over the next several decades. We look forward to partnering with Legato II’s team and continuing to deliver vital, world class infrastructure engineering and construction services,” said Frank Renda, Southland’s Chief Executive Officer.

“Legato II’s Board and I are excited to be able to partner with Southland’s management team, who have been industry leaders for nearly 30 years,” said Eric Rosenfeld, Legato II’s Chief SPAC Officer.  “We believe Southland’s diversified skill set and ability to bring unique solutions to construction projects will provide a significant value creation opportunity to our shareholders. The pro forma combined company is valued at 5.6x calendar year 2022 adjusted EBITDA, if it hits its bonus adjusted EBITDA earnout targets of $145 million in 2022 and $165 million in 2023, while it is valued at 6.2x 2022 adjusted EBITDA, if it hits its base adjusted EBITDA earnout targets of $125 million in 2022 and $145 million in 2023. This represents a discount of 36% and 29%, respectively, compared to the average of its peers (8.8x consensus estimated 2022 EBITDA(1)). We believe that the combined company provides a great value for Legato II’s shareholders. This transaction is expected to allow Southland to fund future organic growth, make potential future acquisitions and de-lever its balance sheet,” said Gregory Monahan, Legato II’s Chief Executive Officer.

Transaction Overview

Southland’s holders will receive a combination of cash and stock valued at up to $498 million. The transaction is expected to add $220 million of cash to Southland’s balance sheet (without taking into account any redemption of Legato public shares), and at closing implies a pro forma enterprise value of $810 million, inclusive of contingent consideration. Southland’s existing holders will receive $343 million of Legato II common stock and $50 million in cash at closing. In addition, Southland’s existing holders may receive an additional 10.3 million shares of Legato II common stock valued at $105 million, contingent upon achievement of specified Adjusted EBITDA targets for calendar years 2022 and 2023.  The pro forma valuation of the combined business, assuming a $10.15 stock price, represent a great value opportunity for Legato stockholders.   Following completion of the transaction, and assuming all of the contingent consideration is paid and without taking into account redemptions of any shares by Legato II’s public stockholders, Southland’s current holders and management team will hold approximately 55% of Legato II’s outstanding common stock and Legato II’s current stockholders will hold approximately 45% of Legato II’s outstanding common stock.

(1)	Source of Information: S&P Capital IQ. Market data as of May 23, 2022. Estimates based on consensus estimates

Southland Overview

●	Leading provider of specialized infrastructure construction services across North America including bridges, tunneling, transportation and facilities, marine, hydroelectric structures, water and sewer treatment, and water pipeline end markets.
●	Southland has a diverse customer base with a significant amount of work coming from recurring customers
●	Experienced management team led by CEO, Frank Renda, and CFO, Cody Gallarda.

With roots dating back to 1900, Southland and its subsidiaries, together, make up one of the largest construction companies in North America, with experience throughout the world. The company has built transportation infrastructure that connects our nation, constructed water pipelines and built treatment facilities to carry water across vast regions, bored tunnels through some of the world’s most challenging geology, and completed some of the nation’s most iconic structural landmarks. The Southland family of companies are innovators in construction technology and means-and-methods engineering, bringing unique solutions to challenging construction projects.

Southland’s Board of Managers and Legato II’s Board of Directors have unanimously approved the merger agreement and Legato II’s Board recommends that its stockholders approve and adopt the merger agreement and the transaction. The transaction is expected to close in the fourth quarter of 2022.

For additional information on the Business Combination, see Legato II’s Current Report on Form 8-K, which will be filed promptly, and which can be obtained, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

For the purposes of this transaction, Legato II is represented by Graubard Miller and Southland is represented by Winstead PC. D.A. Davidson & Co. and Thompson Davis & Co. are acting as capital market advisors to Legato II.

Conference Call
Messrs. Pratt, Monahan, Renda and Gallarda will host a conference call on Thursday, May 26th, at 9:00 am Eastern Standard Time to discuss the transaction. To view the presentation for the conference call, please visit Legato II’s website (www.legatomerger.com).

We encourage participants to pre-register for the conference call using the following link https://dpregister.com/sreg/10167678/f300e13210. Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.  A recorded webcast of this presentation will also be available at www.legatomerger.com.

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of U.S. Federal securities laws. The words “believe”, “expect”, “intend”, “plan”, “potential”, and similar expressions are intended to identify forward-looking statements, and these statements may relate to the merger transaction. These statements involve a number of known and unknown risks, which may cause actual results to differ materially from expectations expressed or implied in the forward-looking statements. These risks include uncertainties about Legato II’s ability to complete the Business Combination; the business and operations of Southland following completion of the Business Combination and other matters discussed in the “Risk Factors” section of Legato II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and any updates thereto in subsequent reports filed with the Securities and Exchange Commission (the “SEC”). The forward-looking statements in this press release speak as of the date of this release. Although Legato II may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so except as required by securities laws.

IMPORTANT INFORMATION FOR STOCKHOLDERS

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Legato II and Southland.

In connection with the proposed Business Combination, Legato II intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement to solicit the vote of Legato II’s stockholders on the transaction. The definitive proxy statement for Legato II (if and when available) will be mailed to stockholders of Legato II. LEGATO II STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Legato II stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Legato II and Southland, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC will also be made available free of charge by contacting Legato II using the contact information below.

PARTICIPANTS IN SOLICITATION

Legato II and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from Legato II’s stockholders in connection with the Business Combination.  Stockholders are urged to carefully read the proxy statement regarding the Business Combination when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Legato II’s stockholders in connection with the Business Combination will be set forth in the proxy statement when it is filed with the SEC. Information about Legato II’s executive officers and directors will be set forth in the proxy statement relating to the Business Combination when it becomes available. You can obtain free copies of these and other documents containing relevant information at the SEC’s web site at www.sec.gov or by directing a request to the address or phone number set forth below.

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About Legato Merger Corp. II

Legato Merger Corp. II is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Legato II’s common stock, units and warrants trade on the Nasdaq Capital Market under the symbols “LGTO,” “LGTOU” and “LGTOW,” respectively.

For further information, please contact:

Legato Merger Corp. II.
777 Third Avenue, 37th Floor,
New York, New York 10017
Attention: Greg Monahan
+ 1 (212) 319 7676
gmonahan@crescendopartners.com

Southland Holdings
1100 Kubota Dr.
Grapevine, TX, 76051
Attention: Cody Gallarda
+ 1 817 293 4623
cgallarda@southlandholdings.com

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